                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       ----------------------------------

                                   FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1994
                          -----------------------------------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                               --------------    -----------------------

Commission file number       0-12640
                       --------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       KAYDON CORPORATION EMPLOYEE STOCK
                           OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                          ARBOR SHORELINE OFFICE PARK
                              19345 U.S. 19 NORTH
                             CLEARWATER, FL  34624

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:



                                                                        Page
                                                                        ----
 Report of Independent Public Accountants                                 A

 Statement of Net Assets Available for Plan Benefits as of
   December 31, 1994                                                      1

 Statement of Net Assets Available for Plan Benefits as of
   December 31, 1993                                                      2

 Statement of Changes in Net Assets Available for Plan Benefits
   for the Year Ended December 31, 1994                                   3

 Statement of Changes in Net Assets Available for Plan Benefits
   for the Year Ended December 31, 1993                                   4

 Notes to Financial Statements                                           5-8

 Schedule I - Item 27a - Schedule of Assets Held for
   Investment Purposes as of December 31, 1994                            9

 Schedule II - Item 27d - Schedule of Reportable Transactions
   for the Year Ended December 31, 1994                                  10

 Consent of Independent Public Accountants                               11

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Kaydon Corporation Employee Stock
                                         Ownership and Thrift Plan

Date:  June 22, 1995

                                         By:  The Plan Administrative Committee
                                              ---------------------------------





                                         By:        Lawrence J. Cawley
                                              ---------------------------------
                                         Lawrence J. Cawley
                                         Chairman and Chief Executive Officer
                                         Plan Administrative Committee Chairman

                    Report of Independent Public Accountants



To the Administrative Committee of
the Kaydon Corporation Employee
Stock Ownership and Thrift Plan:

We have audited the accompanying statements of net assets available for plan benefits of the KAYDON CORPORATION EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
  May 5, 1995





                                      (A)

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1994


                                                                                                                   Intermediate
                                                                Small             Income                            Government
                                            Common             Capital            Equity            Bond           Obligations
                                          Stock Fund            Fund               Fund             Fund              Fund
                                          ----------         ----------         ----------        --------         ------------
 ASSETS:
   Cash                                   $   71,276         $    -             $    -            $  -               $  -
                                          ----------         ----------         ----------        --------           --------
   Investments:
     Kaydon Corporation common stock       9,805,207              -                  -               -                  -
     Mutual funds                              -              2,159,136          1,883,271         827,652            497,811
     Common collective funds                   -                  -                  -               -                  -
                                          ----------         ----------         ----------        --------           --------
           Total Investments               9,805,207          2,159,136          1,883,271         827,652            497,811
                                          ----------         ----------         ----------        --------           --------
           Total Assets                    9,876,483          2,159,136          1,883,271         827,652            497,811



 LIABILITIES:
   Accrued administrative expenses            (4,596)              (413)            (1,309)           (157)              (475)
                                          ----------         ----------         ----------        --------           --------
 NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                          $9,871,887         $2,158,723         $1,881,962        $827,495           $497,336
                                          ==========         ==========         ==========        ========           ========

                                            Prime                           Income
                                         Obligations       Balanced       Advantage
                                            Fund             Fund           Fund              Total
                                         -----------       --------       ---------        -----------
 ASSETS:
   Cash                                   $    -           $  -            $  -            $    71,276
                                          ----------       --------        --------        -----------
   Investments:
     Kaydon Corporation common stock           -              -               -              9,805,207
     Mutual funds                          1,314,847        279,729           -              6,962,446
     Common collective funds                   -              -             359,505            359,505
                                          ----------       --------        --------        -----------
           Total Investments               1,314,847        279,729         359,505         17,127,158
                                          ----------       --------        --------        -----------
           Total Assets                    1,314,847        279,729         359,505         17,198,434



 LIABILITIES:
   Accrued administrative expenses            (1,818)          (433)           (300)            (9,501)
                                          ----------       --------        --------        -----------
 NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                          $1,313,029       $279,296        $359,205        $17,188,933
                                          ==========       ========        ========        ===========

         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            AS OF DECEMBER 31, 1993


                                                                                                                  Intermediate
                                                               Small              Income                           Government
                                           Common             Capital             Equity            Bond          Obligations
                                         Stock Fund            Fund                Fund             Fund              Fund
                                         ----------         ----------          ----------        --------        ------------
 ASSETS:
   Cash                                  $   28,412         $    -              $    -            $  -              $  -
                                         ----------         ----------          ----------        --------          --------
   Investments:
     Kaydon Corporation common stock      8,416,152              -                   -               -                 -
     Mutual funds                             -              1,526,215           2,083,679         785,875           996,941
                                         ----------         ----------          ----------        --------          --------
           Total Investments              8,416,152          1,526,215           2,083,679         785,875           996,941
                                         ----------         ----------          ----------        --------          --------
           Total Assets                   8,444,564          1,526,215           2,083,679         785,875           996,941



 LIABILITIES:
   Accrued administrative expenses           (4,338)              (520)               (671)           (325)             (298)
                                         ----------         ----------          ----------        --------          --------
 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                              $8,440,226         $1,525,695          $2,083,008        $785,550          $996,643
                                         ==========         ==========          ==========        ========          ========

                                            Prime
                                         Obligations
                                            Fund               Total
                                         -----------        -----------
 ASSETS:
   Cash                                  $    -             $    28,412
                                         ----------         -----------
   Investments:
     Kaydon Corporation common stock          -               8,416,152
     Mutual funds                         1,336,149           6,728,859
                                         ----------         -----------
           Total Investments              1,336,149          15,145,011
                                         ----------         -----------
           Total Assets                   1,336,149          15,173,423



 LIABILITIES:
   Accrued administrative expenses             (726)             (6,878)
                                         ----------         -----------
 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                              $1,335,423         $15,166,545
                                         ==========         ===========



         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                                                Intermediate
                                                               Small             Income                          Government
                                            Common            Capital            Equity             Bond        Obligations
                                          Stock Fund           Fund               Fund              Fund           Fund
                                          ----------        ----------         ----------         --------      ------------
 Employee contributions                   $  510,603        $  339,120         $  377,563         $132,723        $  62,396
                                          ----------        ----------         ----------         --------        ---------
 Investment income (loss):
   Interest and dividends                    163,969           181,954             57,927           49,468           33,029
   Net appreciation (depreciation)
     in current value of investments       1,312,328           (44,016)          (238,785)         (79,140)         (47,557)
                                          ----------        ----------         ----------         --------        ---------
                                           1,476,297           137,938           (180,858)         (29,672)         (14,528)
                                          ----------        ----------         ----------         --------        ---------
           Total plan additions            1,986,900           477,058            196,705          103,051           47,868

 Benefit payments                           (535,118)          (68,749)          (143,633)         (90,020)         (39,588)
 Administrative expenses                     (20,921)           (1,831)            (5,126)          (1,204)          (2,117)
 Fund transfers                                  800           226,550           (248,992)          30,118         (505,470)
                                          ----------        ----------         ----------         --------        ---------

           Net change in net assets
             available for plan            1,431,661           633,028           (201,046)          41,945         (499,307)
             benefits

 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year             8,440,226         1,525,695          2,083,008          785,550          996,643
                                          ----------        ----------         ----------         --------        ---------
 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                  $9,871,887        $2,158,723         $1,881,962         $827,495        $ 497,336
                                          ==========        ==========         ==========         ========        =========

                                            Prime                                 Income
                                         Obligations           Balanced          Advantage
                                            Fund                 Fund              Fund              Total
                                         -----------           --------          ---------        -----------
 Employee contributions                  $  137,245            $ 79,167          $ 26,177         $ 1,664,994
                                         ----------            --------          --------         -----------
 Investment income (loss):
   Interest and dividends                    44,936              10,245             5,711             547,239
   Net appreciation (depreciation)
     in current value of investments          -                 (14,500)            -                 888,330
                                         ----------            --------          --------         -----------
                                             44,936              (4,255)            5,711           1,435,569
                                         ----------            --------          --------         -----------
           Total plan additions             182,181              74,912            31,888           3,100,563

 Benefit payments                          (149,443)             (7,001)           (4,500)         (1,038,052)
 Administrative expenses                     (6,520)             (1,594)             (810)            (40,123)
 Fund transfers                             (48,612)            212,979           332,627               -
                                         ----------            --------          --------         -----------

           Net change in net assets
             available for plan             (22,394)            279,296           359,205           2,022,388
             benefits

 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year            1,335,423               -                 -              15,166,545
                                         ----------            --------          --------         -----------
 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                 $1,313,029            $279,296          $359,205         $17,188,933
                                         ==========            ========          ========         ===========

         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                                                               Intermediate
                                                               Small            Income                          Government
                                           Common             Capital           Equity           Bond          Obligations
                                         Stock Fund            Fund              Fund            Fund             Fund
                                         -----------        ----------        ----------       --------        ------------
 Employee contributions                  $   569,568        $  218,422        $  321,099       $136,449          $134,449
                                         -----------        ----------        ----------       --------          --------
 Investment income (loss):
   Interest and dividends                    162,334            62,598           141,485         86,538            93,334
   Net appreciation (depreciation)
     in current value of investments        (976,682)          216,705            77,150        (23,123)          (28,003)
                                         -----------        ----------        ----------       --------          --------
                                            (814,348)          279,303           218,635         63,415            65,331
                                         -----------        ----------        ----------       --------          --------
           Total plan additions             (244,780)          497,725           539,734        199,864           199,780

 Benefit payments                         (1,020,400)          (79,939)         (257,037)       (89,507)         (158,170)
 Administrative expenses                     (19,266)             (985)           (1,490)        (1,009)             (985)
 Fund transfers                             (886,675)          319,251           520,948         57,114           224,048
                                         -----------        ----------        ----------       --------          --------

           Net change in net assets
             available for plan
             benefits                     (2,171,121)          736,052           802,155        166,462           264,673


 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year            10,611,347           789,643         1,280,853        619,088           731,970
                                         -----------        ----------        ----------       --------          --------

 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                 $ 8,440,226        $1,525,695        $2,083,008       $785,550          $996,643
                                         ===========        ==========        ==========       ========          ========

                                            Prime
                                         Obligations
                                            Fund               Total
                                         -----------        -----------
 Employee contributions                  $  157,698         $ 1,537,685
                                         ----------         -----------
 Investment income (loss):
   Interest and dividends                    43,285             589,574
   Net appreciation (depreciation)
     in current value of investments          -                (733,953)
                                         ----------         -----------
                                             43,285            (144,379)
                                         ----------         -----------
           Total plan additions             200,983           1,393,306

 Benefit payments                          (342,723)         (1,947,776)
 Administrative expenses                     (3,801)            (27,536)
 Fund transfers                            (234,686)              -
                                         ----------         -----------

           Net change in net assets
             available for plan
             benefits                      (380,227)           (582,006)


 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year            1,715,650          15,748,551
                                         ----------         -----------

 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                 $1,335,423         $15,166,545
                                         ==========         ===========


         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                         NOTES TO FINANCIAL STATEMENTS





(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          The financial statements of the Kaydon Corporation Employee Stock
             Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is the quoted market price, except for guaranteed investment contracts included in the Income Advantage Fund which are reported at contract value. Purchases and sales of investments are recorded on a trade-date basis.

          In accordance with the policy of stating investments at current market value, net realized and unrealized appreciation and depreciation is reflected in the statements of changes in net assets available for plan benefits.


(2)  DESCRIPTION OF THE PLAN

          The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

          Eligibility requirements - All employees of Kaydon Corporation and subsidiaries (the "Company" or "Employer"), excluding employees of its Electro-Tec Corporation and foreign subsidiaries, who are 21 years of age and have completed at least 500 hours of service during a six-month period are eligible on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following such six-month period.

          Contributions - Participants may authorize the Employer to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code (the "Code"). In addition, the Employer may contribute to the Plan for each plan year an amount approved by the Board of Directors. There were no discretionary employer contributions in 1994 or 1993.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)





(2)  DESCRIPTION OF THE PLAN, continued

          Vesting - Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven year period in annual increments ranging from ten to twenty percent.

          A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in their entire discretionary employer contributions.

          Forfeitures - A participant forfeits the unvested portion of their discretionary employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce employer discretionary contributions.

          Investment of participant accounts - The participant may direct the investment of their account balances in eight investment options. All but the Common Stock and Income Advantage Funds are part of the Parkstone mutual funds. The Common Stock Fund invests in Kaydon Corporation Common Stock. The Small Capital Fund invests primarily in a diversified portfolio of common stocks and securities convertible into common stocks of small and medium sized companies. The Income Equity Fund invests primarily in stocks and securities convertible into common stock of all size companies. The Bond Fund invests in a portfolio of medium and high-grade debt securities with fixed maturity dates and interest rates. The Intermediate Government Obligations Fund invests primarily in U.S. Government securities with remaining maturities of twelve years or less. The Prime Obligations Fund invests primarily in short-term obligations issued by the U.S.
             Government, high quality money market instruments and corporate promissory notes. The Balanced Fund invests in common stocks of U.S. companies with market capitalization of $1 billion and greater, bonds of U.S. government agencies, mortgage-related bonds and corporate bonds. The Income Advantage Fund invests primarily in guaranteed investment contracts, corporate investment contracts and commercial paper.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)





(2)  DESCRIPTION OF THE PLAN, continued

          Allocation of investment income/loss - Each participant's account is adjusted for investment income or loss. Such adjustment will occur on each valuation date, as defined in the Plan, and will be allocated to each participant's account in proportion to the ratio that the value of each participant's account bears to the total value of the accounts of all participants within the respective fund as of the previous valuation date.

          Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in the common stock fund. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable.

          Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1994 and 1993. The remaining expenses were paid for out of Plan assets by First of America Bank Corporation (the "Trustee").

          Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

          Plan termination - The Employer has the right under the provisions of the Plan to terminate the Plan, although it has not expressed an intent to do so. In the event of the termination of the Plan or a complete discontinuance of contributions to the Plan, each participant shall have a nonforfeitable interest in the entire amount credited to his separate account in the trust fund; and, after providing for the payment of all debts and administrative expenses, the amounts standing to such participants' credit shall be distributed to such participants in accordance with the Plan and the Code.

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)





 (3)  TRUST FUND

          A trust fund is maintained by the Trustee for all purposes of the Plan, and the moneys and other assets thereof are held, administered, invested and distributed in accordance with its terms, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.


(4)  TAX STATUS

          The Plan has received a favorable determination letter from the Internal Revenue Service (the "IRS"), dated April 9, 1990, indicating that the Plan, as stated, qualifies for tax-exempt status. During 1994, the Company restated the Plan to meet the requirements of the Tax Reform Act of 1986 and filed for a favorable determination letter incorporating amendments made subsequent to April 9, 1990.

          The Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are designed and operated in compliance with the applicable requirements of the Code; therefore, the trust earnings of the Plan are exempt from Federal income taxes.

                                                                      SCHEDULE I

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                                EIN:  13-3186040

                               PLAN NUMBER:  002

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1994


                                                                                                                Current
   Identity of Issuer                   Description of Investment                              Cost              Value
   ------------------                   -------------------------                           -----------       -----------
 *Kaydon Corporation                 Common Stock, 408,550 shares                           $ 5,304,286       $ 9,805,207

  Mutual Funds:

    *First of America                Parkstone Small Capital Fund,                            1,922,288         2,159,136
       Investment                      95,664 units
       Corporation

    *First of America                Parkstone Income Equity Fund,                            1,986,974         1,883,271
       Investment                      143,323 units
       Corporation

    *First of America                Parkstone Bond Fund,                                       923,695           827,652
       Investment                      91,859 units
       Corporation

    *First of America                Parkstone Intermediate                                     547,464           497,811
       Investment                      Government Obligations Fund,
       Corporation                     53,071 units

    *First of America                Parkstone Prime Obligations Fund,                        1,314,847         1,314,847
       Investment                      1,314,848 units
       Corporation

    *First of America                Parkstone Balanced Fund,                                   292,081           279,729
       Investment                      25,523 units
       Corporation

 Common Collective
   Funds:

     Lasalle National                Income Advantage Fund,                                     359,505           359,505
       Trust                           359,505 units


                                                                                            -----------       -----------
                                                                                            $12,651,140       $17,127,158
                                                                                            ===========       ===========

                        * Represents a party-in-interest

                                                                     SCHEDULE II

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                                EIN:  13-3186040

                               PLAN NUMBER:  002


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                              Purchases                                  Sales or Maturities
                                     ---------------------------       ------------------------------------------------------------

 Identity of Issuer and                Number of       Purchase          Number of                     Cost of
 Description of Investment           Transactions       Price          Transactions      Proceeds       Asset       Net Gain (Loss)
 -------------------------           ------------     ----------       ------------     ----------    ----------    ---------------
 *Kaydon Corporation:
    Common Stock                          95          $1,448,678           83           $1,344,581      $910,712        $433,869

 *First of America
    Investment Corporation:
      Parkstone Small Capital Fund       104           1,088,699           41              411,762       362,280          49,482
      Parkstone Income Equity Fund       100             707,289           61              669,408       671,397          (1,989)
      Parkstone Bond Fund                 86             511,913           59              391,138       411,554         (20,416)
      Parkstone Prime Obligations
        Fund                              81             420,824           70              442,125       442,125           -

                        * Represents a party-in-interest